United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

On February 25th, 2015, at 9:30 am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, Rio de Janeiro, in person, Messrs. Marcelo Amaral Moraes — Chairman, Aníbal Moreira dos Santos, Arnaldo José Vollet, and by conference call Mr. Dyogo Henrique de Oliveira. Present, also, Mr. Cleber Santiago, as secretary. Therefore, the Fiscal Council was informed upon following subjects:

15 — GENERAL ISSUES:

15.1 — ISSUANCE OF OPINION ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE 2014 FINANCIAL YEAR: The Fiscal Council, having previously read the Board of Directors’ Report and Executive Board’s Proposal for Distribution of Net Profits for the financial year ended December 31, 2014, issued an “OPINION OF THE FISCAL COUNCIL ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A, ON DECEMBER 31, 2014” and an “OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR DISTRIBUTION OF PROFITS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2014”.

I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.”

Rio de Janeiro, February 25th, 2015.

Cleber Santiago

Secretary of the Fiscal Council

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 06, 2015		Director of Investor Relations